UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Euroseas, Ltd.

(Name of Issuer)

Common Shares, $0.03 par value

(Title of Class of Securities)

Y23592200

(CUSIP Number)

Tennenbaum Capital Partners, LLC

2951 28th Street, Suite 1000

Santa Monica, California 90405

(310) 566-1000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 31, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

Page 1 of 4 Pages

SCHEDULE 13D

CUSIP No. Y23592200	Page 2 of 4

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tennenbaum Capital Partners, LLC (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,289,324 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 3,289,324 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,289,324 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.2%(2)
14	TYPE OF REPORTING PERSON IA, OO

(1)	Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Tennenbaum Opportunities Partners V, LP and Tennenbaum Opportunities Fund VI, LLC (collectively, the “Funds”), which are the registered holders of the Common Shares and Series B Convertible Perpetual Preferred Shares (the “Series B Preferred Shares”) of Euroseas Ltd. beneficially owned by Tennenbaum Capital Partners, LLC. The Funds currently hold (a) 900,000 Common Shares and (b) Series B Preferred Shares that are convertible into 2,389,324 Common Shares of Euroseas Ltd.

(2)	Based on (a) 11,177,892 Common Shares of Euroseas Ltd. outstanding as of March 31, 2017 as reported by Euroseas Ltd. in its Report on Form 6-K filed with the Securities and Exchange Commission on May 30, 2017 and (b) 2,389,324 Common Shares of Euroseas Ltd. issuable upon conversion of the Series B Preferred Shares, computed in accordance with Rule 13d-3(d)(1).

CUSIP No. Y23592200	Page 3 of 4

Item 1.	Security and Issuer.

This Amendment No. 5 to Schedule 13D is being filed on behalf of the undersigned as an amendment to the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on January 31, 2014, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on March 20, 2014, Amendment No. 2 to Schedule 13D filed with the Commission on January 14, 2016, Amendment No. 3 to Schedule 13D filed with the Commission on March 8, 2016 and Amendment No. 4 to Schedule 13D filed with the Commission on December 19, 2016 (as amended, the “Schedule 13D”), relating to Common Shares, $0.03 par value (the “Common Shares”), of Euroseas Ltd., a corporation organized under the laws of the Republic of the Marshall Islands (the “Issuer”). Terms defined in the Schedule 13D are used herein as so defined.

Item 3.	Source and Amount of Funds or Other Consideration.

The information in Item 3 is hereby amended and supplemented as follows:

The Reporting Person has acquired 1,761.86 additional Series B Preferred Shares in connection with quarterly paid-in-kind dividend payments on the Series B Preferred Shares then held by the Reporting Person, representing approximately 143,825 Common Shares issuable upon conversion of the Series B Preferred Shares.

In addition, as previously reported, in December 2016 the Reporting Person acquired 900,000 Common Shares in connection with the Issuer’s purchase of a feeder containership vessel from an entity controlled by the Reporting Person.

Item 5.	Interest in Securities of the Issuer.

The information in Item 5 is hereby amended and restated as follows:

(a)-(b) The Common Shares identified pursuant to Item 1 constitute approximately 24.2% of the Common Shares outstanding based on (i) 11,177,892 Common Shares outstanding as of March 31, 2017 as reported by the Issuer in its Report on 6-K filed with the Commission on May 30, 2017 and (ii) 2,389,324 Common Shares issuable upon conversion of the Series B Preferred Shares, computed in accordance with Rule 13d-3(d)(1). The Reporting Person has sole voting and dispositive power over the Common Shares.

(c) Other than as described above, there have been no purchases or sales of the Common Shares during the past 60 days by the Reporting Person (or its affiliates).

(d)-(e) Not applicable.

CUSIP No. Y23592200	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 12, 2017	TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company

	By:	/s/ Elizabeth Greenwood
Name: Elizabeth Greenwood
Title: General Counsel & Chief Compliance Officer